Exhibit 12.1

Earnings to Fixed Charges

	Fiscal Year Ended			6 Months Ended December 29, 2000	6 Months Ended December 28, 2001	12 Months Ended December 28, 2001	Fiscal Year Ended January 3, 2003
	July 2, 1999	June 30, 2000	June 29, 2001
Earnings:
Income Before Taxes and Minority Interest	32,233	78,731	49,356	18,187	16,080	32,315	45,915
Fixed Charges	23,187	19,920	28,742	14,078	11,901	26,564	105,278

Total Earnings Including Fixed Charges	55,420	98,651	78,098	32,265	27,981	58,879	151,193

Fixed Charges
Interest Expense on Debt	17,653	12,699	19,251	9,067	7,252	17,436	90,436
One-Third of Rental Expense for All Operating Leases (the amount deemed representative of the interest factor)	5,534	7,221	9,491	5,011	4,649	9,128	14,842

Total Fixed Charges	23,187	19,920	28,742	14,078	11,901	26,564	105,278

Ratio of Earnings to Fixed Charges	2.4	5.0	2.7	2.3	2.4	2.2	1.4